Exhibit 12

UNITED STATES CELLULAR CORPORATION AND SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2005	2004
		(As Restated)
	(Dollars in thousands)
EARNINGS:
Income before income taxes and minority interest	$166,149	$126,588
Add (deduct):
Earnings on equity method investments	(50,009)	(48,083)
Distributions from unconsolidated entities	31,104	23,330
Minority interests in pre-tax income of subsidiaries that do not have fixed charges	(8,922)	(8,953)
	138,322	92,882
Add fixed charges:
Consolidated interest expense	63,304	64,937
Interest portion (1/3) of consolidated rent expense	19,635	18,211
	$221,261	$176,030

FIXED CHARGES:
Consolidated interest expense	$63,304	$64,937
Interest portion (1/3) of consolidated rent expense	19,635	18,211
	$82,939	$83,148
RATIO OF EARNINGS TO FIXED CHARGES	2.67	2.12